September 16, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

   Re:      GWG Holdings, Inc. (the “Company”)

File No. 333-195505

Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters, hereby join in the request of the Company that the effective time of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5 p.m. Eastern Time on September 18, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from August 21, 2014 and the date hereof, the preliminary prospectus dated August 21, 2014 was distributed approximately as follows:

•	10 to prospective underwriters;
•	50 to institutional investors;
•	100 to prospective dealers;
•	400 to others (including individuals).

The representative confirms on behalf of itself and the several underwriters that they have complied and will comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

180 Maiden Lane

New York, NY 10038

Very truly yours,

Newport Coast Securities, Inc.

For itself and as representative of the several underwriters

By:	/s/ Rick Onesto
Name:	Rick Onesto
Title:	Chief Financial Officer

180 Maiden Lane

New York, NY 10038